 Exhibit 99.1

Kenon announces pricing of institutional tranche of its subsidiary OPC Energy Ltd.’s Series B Bonds

Singapore, April 23, 2020. Kenon Holdings Ltd. (NYSE:KEN, TASE:KEN) is providing updates on its subsidiary OPC Energy Ltd.’s (“OPC”) offering of NIS400 million (approximately $113 million) of Series B Bonds (“Bond Offering”) on the Tel Aviv Stock Exchange.

The Bond Offering consists of an offering to classified institutional investors, as well as a retail offering. Institutional investors have submitted orders for NIS400 million (approximately $113 million) of bonds, bearing an annual interest rate of no more than 2.75%. The interest rate determined in the institutional tranche shall constitute the maximum interest rate in the offering.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Bond Offering by OPC, including with respect to the institutional tranche of the offering, the price, amount and interest of securities to be offered and the expected maximum interest rate for the offering. These statements are based on current expectations or beliefs, and are subject to uncertainty and risks, including risks relating to market conditions, the risk that the contemplated offering  does not proceed on the terms indicated herein, or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.